Richard Coyle Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3724 rcoyle@chapman.com

July 31, 2025

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets

100 F Street, N.E.
Washington, D.C. 20549

Re:	Bitwise Solana ETF
File No. 333-283391

Dear Ms. Tillan, Mr. Brunhofer, Mr. Lin and Mr. Dobbie:

This letter responds to your comments regarding the registration statement filed on Form S-1 for the Bitwise Solana ETF (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on June 13, 2025 (the “Registration Statement”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

Please provide us a copy of your fact sheet for our review.

Response to Comment 1

The Registrant will provide the fact sheet in the future under separate cover.

July 31, 2025

Comment 2 – Prospectus Summary – Overview of the Trust, page 1

We note your disclosure that “one or more” of the Trust Solana Accounts, designated as “Trust Staking Account(s),” permits the Solana held therein to be staked in accordance with the Trust’s staking policy. Please revise to provide a materially complete description of the Trust’s staking policy, including disclosure of the percentage of the Trust’s Solana to be staked.

Response to Comment 2

The Sponsor is still in the process of making final determinations regarding the operation of the Trust’s staking program as it remains attentive to potential developments in regulatory clarity. The operation of the staking program may be impacted by the “generic listing standards” that the Securities and Exchange Commission’s Division of Trading and Markets are thought to be proposing in the near future. Furthermore, the operation of the Trust’s staking program is heavily influenced by the activities that a Trust may undertake and maintain its status as a grantor trust under federal tax laws. The Sponsor has received indications that in the near future further clarity may emerge from the U.S. Department of the Treasury or pursuant to an Executive Order issued by the President of the United States regarding such activities.

Nevertheless, the Sponsor intends to stake the entirety of the Trust’s Solana. The Sponsor intends to meet redemption requests on a “T+2” basis, meaning that the Trust will make redemption distributions on the second business day following a properly submitted and accepted Redemption Order. This is designed to align with the “cooldown period” on the Solana Network, which is the period of time it takes for staked Solana to become fully liquid and transferable following an un-stake request. In general, the cooldown period on the Solana Network is expected to be 48 hours or less. When the Trust receives a Redemption Order, the Sponsor will cause an un-stake request to be submitted for an amount of staked Solana sufficient to satisfy the Redemption Order. Once the cooldown period is complete, the Sponsor, on behalf of the Trust, will have complete control over the Solana, including the ability to directly distribute the Solana in connection with an In-Kind Redemption Order or sell it for cash in connection with a Cash Redemption Order.

Comment 3 – Prospectus Summary – Overview of the Trust, page 1

You state that the Trust’s investment objective is to seek to provide exposure to the value of Solana held by the Trust, less the expenses of the Trust’s operations and other liabilities. Please revise to clarify whether your plans to earn rewards by staking a portion of your Solana are part of your investment objective.

Response to Comment 3

Pursuant to the Staff’s comment, the Trust’s investment objective has been revised as set forth below.

The Trust’s primary investment objective is to seek to provide exposure to the value of Solana held by the Trust, less the expenses of the Trust’s operations and other liabilities. The Trust’s secondary investment objective is to seek to earn staking rewards.

July 31, 2025

Comment 4 – Prospectus Summary – Solana and the Solana Network, page 1

Please revise to disclose here the market capitalization of Solana. In addition, please provide quantitative disclosure here and in the first risk factor on page 11 regarding the historic volatility of the price of Solana.

Response to Comment 4

Pursuant to the Staff’s comment, the following disclosure has been added to the Prospectus Summary.

As of July 28, 2025, Solana had a market capitalization of $100,344,506,829, according to CoinGecko.

Additionally, the referenced risk disclosure has been revised as set forth below.

Solana has exhibited a historical annualized volatility of 121.67% and maximum annual price decrease of 95.34%.

Comment 5 – Prospectus Summary – The Trust’s Investment Objective and Strategies, page 5

Please revise your disclosures throughout to clarify whether the Trust will receive staking rewards in the form of additional Solana and/or cash. As examples only, we note the following:

●	your disclosure on page 2 that “[a]s consideration for participating in staking activities, the Trust will receive a portion of the reward generated from such participation in the form of additional Solana...” (emphasis added);

●	your disclosure on page 3 that the “Trust will receive a portion of the staking rewards related to [staking] activity, denominated in additional Solana or paid in cash” (emphasis added);

●	your disclosure on page 108 that “[d]eposits of cash proceeds received by the Trust... from staking rewards will be used to acquire Solana” (emphasis added); and

●	your disclosure on page 125 that, “If the Trust were to receive staking rewards, likely in the form of additional Solana, any such staking rewards received by the Trust would be reportable to Shareholders as taxable income under current IRS guidance” (emphasis added).

Please revise your disclosure throughout for clarity and consistency.

Response to Comment 5

The referenced disclosure has been revised to clarify that the Trust currently intends to solely earn staking rewards in the form of additional Solana.

July 31, 2025

Comment 6 – Prospectus Summary – Purchases and Sales of Solana, page 3

We note your disclosure in the last paragraph on page 3 that purchases and sales of the Trust’s Solana may be facilitated through the Prime Execution Agent, an affiliate of the Solana Custodian. Please revise in an appropriate section of the prospectus to describe the potential conflicts of interest associated with such an arrangement and the impact it may have on price.

Response to Comment 6

The Registrant respectfully declines to add the requested disclosure in the Prospectus Summary. The Trust intends to do substantially all of its acquisition and divestment of Solana pursuant to In-Kind Creations and In-Kind Redemptions and, when an Authorized Participant effectuates a Cash Creation or Cash Redemption, through the Trust Directed Trade Model, as is disclosed throughout the Registration Statement. It is considered very unlikely that the Trust will purchase or sell Solana pursuant to the Agent Execution Model. Accordingly, the Registrant respectfully asserts that the inclusion of such disclosure in the section of the Registration Statement entitled “Material Contracts – Prime Execution Agreement,” where it currently exists (reproduced below), is more appropriate.

The Prime Execution Agreement provides that the Prime Execution Agent is subject to certain conflicts of interest, including: (i) the Trust’s orders may be routed to the Prime Execution Agent’s own execution venue where the Trust’s orders may be executed against other customers of the Prime Execution Agent or with the Coinbase acting as principal, (ii) the beneficial identity of the counterparty purchaser or seller with respect to the Trust’s orders may be unknown and therefore may inadvertently be another client of the Prime Execution Agent, (iii) the Prime Execution Agent does not engage in front-running, but is aware of the Trust’s orders or imminent orders and may execute a trade for its own inventory (or the account of an affiliate) while in possession of that knowledge and (iv) the Prime Execution Agent may act in a principal capacity with respect to certain orders. As a result of these and other conflicts, when acting as principal, the Prime Execution Agent may have an incentive to favor its own interests and the interests of its affiliates over the Trust’s interests.

July 31, 2025

Comment 7 – Prospectus Summary – The Trust’s Fees and Expenses, page 5

We note your disclosure on page 6 that transfer fees with respect to on-chain transfers to and from a Trust Solana Account to a Solana Trading Counterparty, an Authorized Participant or an Authorized Participant Designee will be paid by the Solana Custodian. Please revise to clarify whether the Solana Custodian will pay such transfer fees using the Trust’s assets.

Response to Comment 7

Pursuant to the Staff’s comment, the referenced disclosure has been revised to clarify that the Solana Custodian will not pay such transfer fees using the Trust’s assets through the inclusion of the disclosure set forth below.

The Solana Custodian will not pay such transfer fees using Trust assets.

Comment 8 – Prospectus Summary – The Trust’s Fees and Expenses, page 5

We note your disclosure on pages 6 and 86 that:

●	the Trust is not responsible for paying any fees or costs associated with the transfer of Solana to the Sponsor; and

●	“[t]he Trust may incur certain extraordinary, non-recurring expenses that are not assumed by the Sponsor, including, but not limited to,... Solana Network fees.”

Please revise to clarify when the Trust is responsible for paying Solana Network fees.

Response to Comment 8

Pursuant to the Staff’s comment, the referenced disclosure under the second bullet has been revised to clarify that the Trust is not responsible for paying Solana Network transfer fees.

July 31, 2025

Comment 9 – Risk Factors – Solana is a relatively new technological innovation with a limited operating history, page 19

To provide context for this risk, please specifically state how long Solana has been traded, and how long it has been traded in the United States.

Response to Comment 9

Pursuant to the Staff’s comment, the referenced risk factor has been revised to include the following disclosure.

Solana began trading in April 2020 and in the United States in September 2020.

Comment 10 – Risk Factors – The Solana Network could be vulnerable to attacks..., page 29

Please expand this risk factor to discuss any risks from other potential forms of attack against the Solana Network, including, for example, “the significant disruption, later attributed to a type of denial of service attack,” that the Solana Network experienced on September 14, 2021, as disclosed on page 74 under “Forms of Attack Against the Solana Network.”

Response to Comment 10

Pursuant to the Staff’s comment, the Registration Statement was revised to include the following as the second risk factor in the section entitled Risk Factors – Risks Associated with Solana and the Solana Network” to highlight not only the September 14, 2021 outage but other known outages as well.

Solana is a relatively new technological innovation with a limited operating history. The Solana Network may not function as intended, which could have an adverse impact on the value of Solana therefore the value of Shares.

The Solana Protocol was conceived in 2017 and serves as the underlying architecture and rules pursuant to which the Solana Network operates. Solana began trading in April 2020 and in the United States in September 2020. One notable element of the Solana Protocol was the introduction of Proof-of-History (“PoH”) timestamping mechanism. PoH is a timestamping mechanism that automatically orders on-chain transactions by creating a historical record that proves an event has occurred at a specific moment in time. PoH is intended to provide a transaction processing speed and capacity advantage over other blockchain networks like the Bitcoin network and the Ethereum network, which rely on sequential production of blocks and can lead to delays caused by validator confirmations.

July 31, 2025

However, PoH is a relatively new blockchain technology that is not widely used and may not function as intended. For example, it may require more specialized equipment to participate in the network and fail to attract a significant number of users. In addition, there may be flaws in the cryptography underlying PoH specifically or the Solana Network generally, including flaws that affect functionality of the Solana Network, the proof-of-stake consensus algorithm, a particular client software implementation, or a user’s wallet software, or make the network vulnerable to attack.

The Solana Network has suffered network-level outage incidents over the past five years. For example, in 2020, the Solana Network experienced an outage attributed to a bug in the block propagation mechanism, and was offline for at least six hours. On September 14, 2021, the Solana Network experienced a significant disruption, later attributed to a type of denial of service attack, and was offline for 17 hours, only returning to full functionality 24 hours later. During the restart, a second integer overflow bug was discovered and patched. In January 2022, during a time of high network congestion, the Solana Network experienced degraded performance and partial outages. The disruption was attributed to bots spamming excessive duplicate transactions, significantly reducing network capacity. Blocks took longer than expected to process, leading to transaction success rates dropping by as much as seventy (70) percent. In April 2022, the Solana Network experienced an unprecedented surge in transaction requests, attributed to bots trying to secure newly minted NFTs through the Metaplex Candy Machine program. This minting mechanism operated on a first-come, first-served basis, creating a strong economic incentive to flood the network with transactions and win the mint. As transaction volume skyrocketed, validators ran out of memory and crashed, ultimately stalling consensus. Insufficient voting throughput prevented the finalization of earlier blocks, preventing abandoned forks from being cleaned up. As a result, validators became overwhelmed by the sheer number of forks they had to evaluate, exceeding their capacity even after restarts and requiring manual intervention to restore the network. The Solana Network was offline for at least eight (8) hours. In June 2022, the Solana Network experienced a bug with so-called “durable nonce” transactions leading to consensus failures. The Solana Network was offline for at least two and a half hours. In September 2022, the Solana Network experienced a bug attributed to validators erroneously producing duplicate blocks at the same block height. The Solana Network was offline for at least eight and a half hours. In February 2023, the Solana Network experienced another bug with its block propagation mechanism. The Solana Network was offline for at least nineteen (19) hours. In February 2024, the Agave client software implementation experienced a bug affecting its compiler. The Solana Network was offline for around five (5) hours.

July 31, 2025

Comment 11 – Risk Factors – Staking activities subject the Trust to risks..., page 41

On page 42, you disclose that the Trust “intends to manage liquidity by maintaining a portion of its Solana in an unstaked, freely transferable form” and the Trust may “rely on alternative liquidity arrangements.” In an appropriate section of the prospectus, please revise to disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard. Please also describe in greater detail the risks posed to an effective arbitrage mechanism.

Response to Comment 11

The referenced disclosure has been removed from the referenced risk factor and expanded upon in a new risk factor, as set forth below.

The Trust’s staking activities could impair its ability to satisy Redemption Orders on a timely basis.

The Trust intends to stake ___% of its Solana holdings to earn staking rewards. Accordingly, those staked assets will be subject to the cooldown period before they can be transferred or sold. When the Trust receives a Redemption Order, it will instruct the Staking Agent to un-stake an amount of staked Solana sufficient to satisfy the Redemption Order. Once the cooldown period is complete, the Sponsor, on behalf of the Trust, will have complete control over the Solana, including the ability to directly distribute the Solana in connection with an In-Kind Redemption Order or sell it for cash in connection with a Cash Redemption Order. Under normal market conditions, the cooldown period is expected to be 48 hours or less. Accordingly, the Trust intends to meet redemptions on a “T+2” basis.

However, there may be circumstances pursuant to which the cooldown period lasts for longer than two days, impairing the Trust’s ability to meet redemption requests on a T+2 basis, meaning that the Trust will not be able to make redemption distributions on the second business day following a properly submitted and accepted Redemption Order. The Solana Network utilizes what is known as an “epoch-based” staking mechanism. When a user on the Solana Network (such as the Sponsor or Staking Agent) initiates a request to un-stake, the request does not take effect immediately. It is queued and only processed at the end of the epoch. Each epoch on the Solana Network lasts approximately two days. As a result, if the un-stake request is issued just after a new epoch has begun, the Trust may have to wait nearly a full epoch before its Solana begins transitioning to an inactive (withdrawable) state. This means the total un-staking period could extend beyond two days. This could occur as a result of factors outside of the Trust’s control, such as if the validator that it is utilizing to stake its Solana is offline, lagging or underperforming and its un-stake request is not processed at the desired time. Additionally, an extended cooldown period could occur during periods of uniquely high transaction volume on the Solana Network or general network instability on the Solana Network. Furthermore, if the Solana Network undergoes a network upgrade, the cooldown period for staked Solana could extend beyond two days.

July 31, 2025

For these, or any other reason, the Trust’s Solana may not become un-staked in a timely enough fashion to satisfy Redemption Orders on a T+2 basis. A circumstance where the Trust was unable to satisfy Redemption Orders could have significant negative consequences for the Trust. Disruptions to the Trust’s creation and redemption mechanism could widen the bid-ask spreads for the Shares or cause Shares to trade at an increased premium or discount to NAV. If Authorized Participants are unable to reliably redeem Baskets within the expected timeframe, they may decline to provide such services to the Trust, which would cause additional increases in bid-ask spreads and larger premiums and discounts. Furthermore, the Sponsor and the Trust’s service providers could face reputational and regulatory scrutiny which could ultimately have a negative impact on the Trust.

In order to manage this risk, the Trust has adopted liquidity policies and procedures (the “Liquidity Policies”) that provide the Sponsor with a number of options to manage the liquidity of the Trust’s assets in times of stress. While the Sponsor believes that the Liquidity Policies provide viable options to protect the Trust, there can be no guarantee that the implementation of the Liquidity Policies will be fully protective of the Trust.

Additionally, a discussion regarding the Liquidity Policies has been included in the section of the Registration Statement entitled “Staking – Liquidity Policies and Procedures.”

Comment 12 – Risk Factors – Possible illiquid markets may exacerbate losses or increase..., page 49

To provide context for this risk, please provide quantitative disclosure discussing the size and liquidity of the Solana market, and compare the size and liquidity of the Solana market to that of crypto assets that underlie other currently available exchange traded products.

Response to Comment 12

Pursuant to the Staff’s comments, the referenced risk has been revised to include the following set forth below.

As of July 28, 2025, the market capitalization of Solana was $100,344,506,829 and had an average daily trading volume of $236,856,139. Comparatively, bitcoin had a market capitalization of $2,338,806,283,252 and an average daily trading volume of $1,184,728,784 and ether had a market capitalization of $454,534,508,197 and an average daily trading volume of $468,361,514. Both bitcoin and ether are held by exchange-traded products with a structure substantially similar to the Trust.

July 31, 2025

Comment 13 – Risk Factors – The IRS may disagree with or seek to challenge the Trust’s treatment as a grantor trust, page 57

Please revise this risk factor to describe in greater detail the reasons for the uncertainty associated with the Sponsor’s position that the Trust is properly treated as a grantor trust. Please also describe the consequences to the Trust and its shareholders if the Trust does not qualify as a grantor trust.

Response to Comment 13

Pursuant to the Staff’s comment, the referenced risk factor has been revised as set forth below.

The IRS may disagree with or seek to challenge the Trust’s treatment as a grantor trust.

The Sponsor intends to take the position that the Trust is properly treated as a grantor trust for U.S. federal income tax purposes. Assuming that the Trust is a grantor trust, the Trust will not be subject to U.S. federal income tax. Rather, if the Trust is a grantor trust, each beneficial owner of Shares will be treated as directly owning its pro rata share of the Trust’s assets and a pro rata portion of the Trust’s income, gain, losses and deductions will “flow through” to each beneficial owner of Shares.

In order to qualify as a grantor trust, the Trust must not be in a trade or business and no person may have a power to vary the investment of the Shareholders to take advantage of market fluctuations. The IRS has generally classified digital assets as “property”, so the mere holding of digital assets would not raise issues in regard to grantor trust classification. However, the Trust will expand and contract over time with creations and redemptions of Baskets by Authorized Participants. The Trust is relying on informal guidance from the IRS that receipt of contributions in cash do not create a power to vary if they are required to immediately converted into the assets identical to those already held by the Trust. The receipt of Incidental Rights and IR Assets also create a potential issue because the Trust may from time to time be granted property that the Trust did not voluntarily acquire. Again, the Trust is relying on informal guidance from the IRS that acquiring different property without choosing to acquire the different property is not itself a power to vary. In addition, staking of digital assets raises both trade or business and power to vary issues. The Trust intends to arrange its affairs to limit staking so that any staking that occurs to non-discretionay and will not vary based on market conditions. There is currently no guidance from the IRS about the treatment of staking in a grantor trust, so the Trust is relying primarily on guidance promulgated in regard to rental real estate, which allows a grantor trust to rent property, but limits the ability to renegotiate the lease and the activity of the trust in regard to the property. The Trust will not undertake validation activity with regard to any staking.

If the Trust is incorrect in its interpretation of authority, the Trust could be classified as a partnership or as an association taxable as a corporation. If the Trust is classified as a partnership, the Trust would not generally be taxable at the Trust level, but would be required to issue Form K-1s to the Shareholders. If the Trust is classified as an association taxable as a corporation, the Trust will be subject to corporate tax at the Trust level, and the Shareholder’s return on investment may be reduced.

July 31, 2025

Comment 14 – Solana, Solana Market and Regulation of Solana, Solana Market and Solana Digital Asset Trading Platforms, page 72

Please revise to add a brief discussion of the Solana futures markets.

Response to Comment 14

Pursuant to the Staff’s comment, the following disclosure has been revised as set forth below.

On March 17, 2025, the CME, a designated contract market (“DCM”) registered with the CFTC, launched new contracts for Solana futures products. DCMs are boards of trades (or exchanges) that operate under the regulatory oversight of the CFTC, pursuant to Section 5 of the Commodity Exchange Act. To obtain and maintain designation as a DCM, an exchange must comply on an initial and ongoing basis with twenty-three Core Principles established in Section 5(d) of the CEA. Among other things, DCMs are required to establish self-regulatory programs designed to enforce their rules, prevent market manipulation and customer and market abuses, and ensure the recording and safe storage of trade information. The CFTC engaged in a review of the self-certification of Solana futures, which required DCMs to enter direct or indirect information sharing agreements with spot market platforms to allow access to trade and trader data; to monitor data from cash markets with respect to price settlements and other Solana prices more broadly, and to identify anomalies and disproportionate moves in the cash markets compared to the futures markets; to engage in inquiries, including at the trade settlement level when necessary; and to agree to regular coordination with CFTC surveillance staff on trade activities, including providing the CFTC surveillance team with trade settlement data upon request. As of July 28, 2025, the open interest on CME Solana futures amounted to $623,866,525.

Comment 15 – The Trust and Solana Prices – Staking, page 77

We note your disclosure that, “Under the Staking Agreement, the Staking Agent is entitled to a percentage of the staking rewards generated by the Trust’s staking program. In addition, the Sponsor may be entitled to receive a percentage of the staking rewards generated by the Trust’s staking program.”

Please address the following in your next amendment or response letter, as applicable:

●	Revise to disclose in greater detail the material terms of the Staking Agreement. Please provide quantified disclosure regarding the percentages of the staking rewards to which the parties (i.e., the Trust, the Sponsor and the Staking Agent) are entitled and/or an explanation of how such amounts are determined. Also, please disclose the term of the agreement and the termination provisions thereof, as applicable.

●	Revise to disclose the circumstances under which the Sponsor “may” be entitled to receive a percentage of the staking rewards, as you state.

●	Revise to identify the Staking Agent, or tell us when you intend to do so.

July 31, 2025

Response to Comment 15

As set forth in Response to Comment 1, final determinations regarding the Trust’s staking program have not yet been made. At such time, all material agreements regarding the operation of such program will be filed as exhibits to the Registration Statement and the material terms of such agreements will be disclosed in the section of the Registration Statement entitled “Material Contracts,” and in other sections as well, as applicable.

Additionally, final determinations regarding the party or parties to serve as Staking Agent(s) has not yet been determined. However, it is contemplated that Bitwise On-Chain Solutions, an institutional-grade staking and blockchain infrastructure company affiliated with the Sponsor may be selected as the Staking Agent.

Lastly, the Registration Statement has been revised in several places to clarify that it is currently expected that the Sponsor and Staking Agent will receive compensation in consideration for their role in the operation of the Trust’s staking program and that such compensation is expected to be a fixed percentage of the total staking rewards generated by the Trust’s staking activity, as set forth below.

The Staking Agent is entitled to ___% of the total staking rewards generated by the Trust’s staking activity (the Staking Agent Consideration) and the Sponsor is entitled to ___% of the total staking rewards generated by the Trust’s staking activity (the Sponsor Staking Consideration, and collectively with the Staking Agent Consideration, the Staking Expenses). The Staking Expenses will be paid by the Staking Agent from the staking rewards generated by the Trust’s staking activity. The Staking Expenses will accrue daily and will be payable in Solana monthly in arrears. The Trust’s NAV will reflect the amount of Solana the Trust is entitled to under its staking program after deduction of accrued but unpaid Staking Expenses.

Comment 16 – Pricing Benchmark Methodology, page 80

We note your disclosure on page 82 that the Benchmark Provider data is used under license as a source of information for the Trust’s products. When available, please disclose the material terms of any license agreement that the Benchmark Provider and the Sponsor have entered into, including the obligations of each party and the term and termination provisions. Please also file the agreement as an exhibit to your registration statement if required by Item 601 of Regulation S-K.

Response to Comment 16

No such license agreement exists. The referenced disclosure has been deleted.

Comment 17 – Calculation of NAV, page 83

Please revise to disclose whether the Sponsor has agreements with any third parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a secondary index. If so, please identify the third parties and the secondary index and describe how the value of Solana is calculated by the valuation methods of such third parties and the secondary index.

July 31, 2025

Response to Comment 17

The Registrant does have agreements with any third parties for use of their valuation methods and does not have a license to use a secondary index.

Comment 18 – Custody of the Trust’s Assets, page 92

You disclose that the Solana Custodian will keep a “substantial portion” of the private keys associated with the Trust’s Solana in cold storage or “similarly secure technology” with any remainder held in a Hot Solana Account. Please revise to disclose the percentage of the Solana that is held in cold storage and describe the “similarly secure technology” used to hold the private keys.

Response to Comment 18

Pursuant to the Staff’s comment, referenced disclosure has been revised as set forth below.

The Solana Custodian will maintain a substantial portion of the private keys associated with the Trust’s Solana in “cold storage” or similarly secure technology (the “Cold Solana Account”). Similarly secure technology may include the usage of storage on hardware security modules (HSMs) that may connect to the internet securely in order to broadcast transactions. While such connectivity is intended to be limited and secure, it may nonetheless expose the system to cybersecurity risks, including potential vulnerabilities in software, firmware, or network architecture. Any compromise of the HSM environment, including unauthorized access or exploitation of its internet-connected features, could result in the loss or theft of digital assets, and may adversely affect the value of the Shares or the Trust’s ability to transact. Any remaining portion of the Trust’s Solana holdings may be held in a “Hot Solana Account.” The Sponsor expects that all of the Trust’s assets and private keys will be held in cold storage of the Solana Custodian on an ongoing basis.

Comment 19 – Creation and Redemption of Shares, page 103

Please revise to disclose whether any costs or transaction fees associated with creations and redemptions are payable by the Trust.

Response to Comment 19

Pursuant to the Staff’s comment, the following disclosure has been added to the section of the Registration Statement entitled “Creation and Redemption of Shares – Creation and Redemption Transaction Fee”:

No costs or transaction fees associated with creations and redemptions are payable by the Trust.

July 31, 2025

Comment 20 – Creation and Redemption of Shares, page 103

Please revise to identify the Authorized Participants that have Authorized Participant Agreements that allow for only cash, only in-kind, and both cash and in-kind creations and redemptions.

Response to Comment 20

Pursuant to the Staff’s comment, the following disclosure has been added below to the section entitled Plan of Distribution – Authorized Participants” and will be populated prior the listing and trading of the Shares.

As of _______________, 2025, ________, ________, ________, ________ and __________ have executed Authorized Participant Agreements with the Trust. Pursuant to the terms of those Authorized Participant Agreements, each such Authorized Participant, except for _________ and _________, may conduct Cash Creations, Cash Redemptions, In-Kind Creations and In-Kind Redemptions. As of ___________, 2025, ___________ and _____________ may only conduct Cash Creations and Cash Redemptions.

Comment 21 – Creation Procedures, page 104

For creations, please clarify whether any excess cash will be returned to the Authorized Participants to the extent that the cash deposit amount exceeds the execution price of the Solana acquired.

Response to Comment 21

The operation of the Trust’s creation process relating to the purchase of Solana in connection with Cash Creations has been designed such that Authorized Participants are only required to send the actual execution price of the Basket Amount of Solana. No excess cash is received.

Comment 22 – Conflicts of Interest, page 108

Please revise this section to address any potential conflicts of interest between the Trust and the Prime Execution Agent, the Trade Credit Lender and the Solana Trading Counterparties, as applicable.

Response to Comment 22

Pursuant to the Staff’s comment, the section of the Registration Statement entitled “Conflicts of Interest” has been revised to include the disclosure set forth below.

The Prime Execution Agent, the Solana Custodian and the Trade Credit Lender are affiliates of Coinbase Global. As affiliates, the Coinbase Entities may have actual or potential conflicts of interest when executing the Trust’s orders to purchase Solana pursuant to the Agent Execution Model. As a result of these and other conflicts, when acting as principal, the Coinbase Entities may have an incentive to favor their own interests and the interests of their affiliates over the Trust’s interests and have in place certain policies and procedures that are designed to mitigate such conflicts. For additional information on the conflicts of interest of the Coinbase Entities, see “The Prime Execution Agent and the Trade Credit Lender—The Prime Execution Agent” and “Material Contracts – Prime Execution Agreement.”

Additionally, the section of the Registrant Statement entitled “Material Contracts – Prime Execution Agreement” has been revised to include the following disclosure:

Such conflicts could cause the Trust to purchase or sell Solana at less favorable prices.

July 31, 2025

Comment 23 – Governing Law; Consent to Delaware Jurisdiction, page 114

We note the statement on page 114 that each Shareholder consents “to the exclusive jurisdiction of the courts of the State of Delaware and any federal courts located in Delaware” and that, pursuant to the Trust Agreement, such clause “shall not apply to causes of action for violations of U.S. federal or state securities laws.” Please direct us to the portion of the Trust Agreement that contains these provisions.

Response to Comment 23

The Trust Agreement has not yet been finalized. However, the Registrant expects the referenced disclosure to be set forth in Section 10.03 of the Trust Agreement, set forth below.

Each party hereto, each Authorized Participant by its delivery of an Authorized Participant Agreement and each Registered Owner and Beneficial Owner by the acceptance of a Share irrevocably consents to the jurisdiction of the courts of the State of Delaware, and of any federal court located in New Castle County, Delaware, in connection with any action, suit or other proceeding arising out of or relating to the Shares, the Trust Property or this Agreement or any action taken or omitted under this Agreement and waives any claim of forum non conveniens and any objections as to laying of venue; provided however, that actions for violations of the Securities Act, or the rules and regulations promulgated thereunder, or the Securities Exchange Act of 1934 or the rules and regulations promulgated can be brought in any forum pursuant to applicable federal securities laws. Each party further waives personal service of any summons, complaint or other process and agrees that service thereof may be made by certified or registered mail directed to such Person at such Person’s address last specified for purposes of notices hereunder.

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July 31, 2025

Please call me at (312) 845-3724 or my colleague James Audette at (312) 845-3421 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Richard Coyle
Richard Coyle

cc:	Katherine Dowling, Esq., General Counsel of Bitwise Asset Management
James Audette, Esq., Chapman and Cutler LLP